SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. 3)(1)

                          UNITY FIRST ACQUISITION CORP.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                    912908100
                                 (CUSIP Number)

                                 Copy to:

Seneca Ventures                           Stephen A. Cohen, Esq.
68 Wheatley Road                          Morrison Cohen Singer & Weinstein, LLP
Brookville, New York 11545                750 Lexington Avenue
Telephone (516) 626-3070                  New York, New York 10022
                                          Telephone (212) 735-8600

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


--------------------------------------------------------------------------------
                                February 8, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        (Continued on following page(s))

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   - 1 of 10 -

CUSIP No. 912908100                    13D


________________________________________________________________________________
1    Name of reporting person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Woodland Partners

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                        (a)  [X]
                                                        (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC, OO

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                     [_]


________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         100,000 Shares                      5.3%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                     182,600 Shares                     9.7%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         100,000 Shares                      5.3%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    182,600 shares                      9.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                    282,600 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                        [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

                                                        15.1%

________________________________________________________________________________
14   Type of Reporting Person*

                    PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -2 of 10-

CUSIP No. 912908100                    13D


________________________________________________________________________________
1    Name of reporting person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Barry Rubenstein

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                        (a)  [X]
                                                        (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     PF, OO

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                     [_]


________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         150,000 shares                      8.0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    132,600 shares                      7.1%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         150,000 Shares                      8.0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    132,600 shares                      7.1%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                    282,600 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                        [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

                                                        15.1%

________________________________________________________________________________
14   Type of Reporting Person*

                    IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -3 of 10-

CUSIP No. 912908100                    13D


________________________________________________________________________________
1    Name of reporting person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Marilyn Rubenstein

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                        (a)  [X]
                                                        (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     OO

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                     [_]


________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                            0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    282,600 shares                      15.1%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                            0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    282,600 shares                      15.1%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                    282,600 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                        [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

                                                        15.1%

________________________________________________________________________________
14   Type of Reporting Person*

                    IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -4 of 10-

CUSIP No. 912908100                    13D


________________________________________________________________________________
1    Name of reporting person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Woodland Venture Fund

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                        (a)  [X]
                                                        (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC, OO

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                     [_]


________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         10,200 shares                       0.5%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    272,400 shares                      14.5%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         10,200 shares                       0.5%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    272,400 shares                      14.5%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                    282,600 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                        [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

                                                        15.1%

________________________________________________________________________________
14   Type of Reporting Person*

                    PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -5 of 10-

CUSIP No. 912908100                    13D


________________________________________________________________________________
1    Name of reporting person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Seneca Ventures

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                        (a)  [X]
                                                        (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC, OO

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                     [_]


________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         22,400 shares                       1.2%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    260,200 shares                      13.9%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         22,400 shares                       1.2%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    260,200 shares                      13.9%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                    282,600 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                        [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

                                                        15.1%

________________________________________________________________________________
14   Type of Reporting Person*

                    PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -6 of 10-

CUSIP No. 912908100                    13D


________________________________________________________________________________
1    Name of reporting person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Woodland Services Corp.

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                        (a)  [X]
                                                        (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     OO

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                     [_]


________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                            0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    282,600 shares                      15.1%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                            0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    282,600 shares                      15.1%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                    282,600 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                        [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

                                                        15.1%

________________________________________________________________________________
14   Type of Reporting Person*

                    CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -7 of 10-

     This statement,  dated February 8, 1999, constitutes Amendment No. 3 to the
Schedule 13D, dated November 13, 1996, regarding the reporting persons' ownership of certain securities of Unity First Acquisition Corp. (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 5.   Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 1,875,000 shares of Common Stock outstanding as reported by the Issuer in its Proxy dated September 14, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of February 8, 1999:

                                  Shares of               Percentage of Shares
                                 Common Stock                of Common Stock
Name                          Beneficially Owned(2)       Beneficially Owned
----                          ------------------          --------------------

Woodland Partners                282,600(3)(4)                  15.1%
Barry Rubenstein                 282,600(3)(5)                  15.1%
Marilyn Rubenstein               282,600(3)                     15.1%
Woodland Venture Fund            282,600(3)(6)                  15.1%
Seneca Ventures                  282,600(3)(7)                  15.1%
Woodland Services Corp.          282,600(3)                     15.1%


     (b) By virtue of being a general partner of Partners, the Fund and Seneca, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 132,600 shares of Common Stock, representing approximately 7.1% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 150,000 shares of Common Stock, representing approximately 8.0% of the outstanding Common Stock.

     Marilyn Rubenstein, by virtue of being a general partner of Partners, and the wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 282,600 shares of Common Stock, representing approximately 15.1% of the outstanding Common Stock.

----------
     2 Does not include shares of Common Stock issuable upon the exercise of the Class A Warrants or the Class B Warrants.

     3 The reporting person disclaims beneficial ownership of the securities except to the extent of his/her/its equity interest therein.

     4    Includes 100,000 shares of Common Stock owned by Woodland Partners.

     5 Includes 150,000 shares of Common Stock held in the Barry Rubenstein Rollover IRA account.

     6    Includes 10,200 shares of Common Stock owned by the Fund.

     7    Includes 22,400 shares of Common Stock owned by Seneca.


                                   - 8 of 10 -

     Partners has sole power to vote and to dispose of 100,000 shares of Common Stock, representing approximately 5.3% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 182,600 shares of Common Stock, representing approximately 9.7% of the outstanding Common Stock.

     The Fund has sole power to vote and to dispose of 10,200 shares of Common Stock, representing approximately 0.5% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 272,400 shares of Common Stock, representing approximately 14.5% of the outstanding Common Stock.

     Seneca has sole power to vote and to dispose of 22,400 shares of Common Stock, representing approximately 1.2% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 260,200 shares of Common Stock, representing approximately 13.9% of the outstanding Common Stock.

     Services may be deemed to have shared power to vote and to dispose of 282,600 shares of Common Stock, representing approximately 15.1% of the outstanding Common Stock.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from January 27, 1999 through February 8, 1999, inclusive:


                            Purchase or      Number of Shares       Purchase or
Name of Shareholder          Sale Date       Purchased or (Sold)    Sale Price

Woodland Venture Fund         1/28/99           (12,500)             $5.25000

                              1/29/99            (1,800)             $5.21875

                               2/3/99            (3,000)             $5.21875

Seneca Ventures                2/8/99            (2,600)             $5.21875

     The   reporting   persons   sold  the   shares  of  Common   Stock  in  the
over-the-counter market.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.


                                   - 9 of 10 -

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:   February 12, 1999
                                        Barry Rubenstein
                                        ----------------------------------------
                                        Barry   Rubenstein,   individually,   as
                                        General  Partner  on behalf of  Woodland
                                        Partners,  Seneca Ventures, and Woodland
                                        Venture   Fund,   and  as  President  of
                                        Woodland Services Corp.


                                        Marilyn Rubenstein
                                        ----------------------------------------
                                        Marilyn Rubenstein


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 10 of 10 -